EXHIBIT 99.1
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[LOGO -- CANADIAN NATURAL]

                                                                   PRESS RELEASE


                       CANADIAN NATURAL RESOURCES LIMITED
                   ANNOUNCES DISPOSITION OF ROYALTY INTERESTS
            CALGARY, ALBERTA - APRIL 20, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") is pleased to announce the disposition of a large portion of its overriding royalty interests on various producing properties throughout Western Canada and Ontario for proceeds of approximately $345 million, after giving effect to anticipated adjustments. The transaction is expected to close on or about May 10, 2005 subject to the receipt of required regulatory approvals and standard closing conditions. Net proceeds received upon closing will be applied by Canadian Natural to reduce long term indebtedness.

In commenting on the transaction, Allan Markin, Chairman noted "This disposition reflects our ongoing commitment to maintaining financial discipline. The monetization of these non-core interests allows us to capture good value for non-core assets and builds further balance sheet capacity to finance the Horizon Oil Sands Project and the continued growth of our conventional crude oil and natural gas business."

In 2004, the overriding royalty interests, which Canadian Natural acquired over the past decade through a number of acquisitions, produced approximately 3,700 boe/d, consisting of 9.3 mmcf/d of natural gas and 2,100 bbl/d of crude oil and NGLs. Over the 2003 and 2004 fiscal years, cash flow from these interests averaged approximately $50 million per year. This disposition has no impact on 2005 production guidance as it is the Company's practice to exclude such items from reported volumes.

In connection with the disposition, Canadian Natural has agreed to purchase 3,858,520 trust units of Freehold Royalty Trust ("Freehold") for $60 million. The trust units acquired by Canadian Natural will be subject to a hold period of four months.

Scotia Capital Inc. acted as financial advisor to Canadian Natural in connection with the disposition.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and Management's course of action would depend upon its assessment of the future considering all information then available.

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Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

SPECIAL NOTE REGARDING PRODUCTION

In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data is presented on a before royalties basis unless otherwise stated. In addition, reference is made to oil and gas in common units called barrel of oil equivalent ("boe"). A boe is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6mcf:1bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Management's discussion and analysis includes references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share and EBITDA (net earnings before interest, taxes, depreciation depletion and amortization, asset retirement obligation accretion, unrealized foreign exchange, stock-based compensation expense and unrealized risk management activity). These financial measures are not defined by generally accepted accounting principles ("GAAP") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate the performance of the Company and of its business segments. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with Canadian GAAP, as an indication of the Company's performance.

For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:  (403) 514-7777
FACSIMILE:  (403) 517-7370            ALLAN P. MARKIN              STEVE W. LAUT
EMAIL:      IR@CNRL.COM                      Chairman    Chief Operating Officer
WEBSITE:    www.cnrl.com
                                     JOHN G. LANGILLE            COREY B. BIEBER
TRADING SYMBOL - CNQ                        President             Vice-President
Toronto Stock Exchange                                        Investor Relations
New York Stock Exchange